Exhibit 99.2

vedanta
SHARE CERTIFICATE
[Pursuant to Sub-section(3) of Section 46 of the Companies Act, 2013 and Rule 5(2) of the Companies (Share Capital and Debentures) Rules, 2014)
VEDANTA LIMITED
(formerly known as Sesa Sterlite Limited/Sesa Goa Limited) www.vedantalimited.com CIN: L13209GA1965PLC000044 (INCORPORATED UNDER THE COMPANIES ACT, 1956)
Registered Office : Sesa Ghor, 20 EDC Complex, Patto, Panjim-Goa 403 001
THIS IS TO CERTIFY that the person(s) named in the Certificate is/are the Registered Holder(s) of the within-mentioned share(s) bearing the distinctive number(s) herein specified in the above Company subject to the Memorandum and Articles of Association of the Company and that the amount endorsed hereon has been paid up on each such share.
EQUITY SHARES EACH OF RUPEE 1/-
AMOUNT PAID UP PER SHARE RUPEE 1/-
Reg. Folio No. Certificate No.
Name(s) of Holder(s)
No. of Shares held ( )
Distinctive No(s)
Given under the Common Seal of the Company this
VEDANTA LIMITED
* *
PANJIM-GOA
Director
Director
Secretary/Authorised Signatory
Note: No transfer of any of the Shares comprised in this Certificate will be registered unless accompanied by this Certificate.

MEMORANDUM OF TRANSFERS OF SHARE(S) MENTIONED OVERLEAF
Date Transfer No. Registered Folio Name(s) of Transferee(s) Initials Authorised Signatory
VL 000001